UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
24 April 2026
Transaction in Own Shares
NatWest Group plc (the 'Company') announces that, over the past week, it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 April 2026	1,061,942	613.0000	606.00	609.0346	LSE
20 April 2026	369,367	612.8000	606.00	609.2892	CHIX
20 April 2026	160,459	612.6000	606.00	609.4900	BATE
21 April 2026	719,046	610.2000	601.40	604.9102	LSE
21 April 2026	250,708	610.0000	601.40	605.1711	CHIX
21 April 2026	114,088	610.0000	601.20	605.2311	BATE
22 April 2026	1,086,848	604.4000	591.40	595.2308	LSE
22 April 2026	335,647	600.8000	591.40	594.9258	CHIX
22 April 2026	140,273	600.4000	591.40	594.9992	BATE
23 April 2026	971,291	589.0000	579.20	582.6392	LSE
23 April 2026	335,943	588.4000	579.00	582.6931	CHIX
23 April 2026	145,211	588.0000	579.60	582.7175	BATE
24 April 2026	631,210	584.2000	575.60	579.3755	LSE
24 April 2026	259,637	583.4000	575.60	579.2282	CHIX
24 April 2026	112,174	583.8000	576.00	579.5889	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2026, as announced on 16 February 2026.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 194,349,978 Ordinary Shares in treasury and have 7,974,127,002 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme relating to the Transactions is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/9083B_1-2026-4-24.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	24 April 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary